Exhibit 99.2

FIRST MAJESTIC SILVER CORP.

Suite 1805 – 925 West Georgia Street

Vancouver, B.C., Canada V6C 3L2

Telephone: (604) 688-3033 Fax: (604) 639-8873

Toll Free: 1-866-529-2807

Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE

New York – AG	March 28, 2016

Toronto – FR

Frankfurt – FMV

Mexico - AG

Announces Updated La Encantada NI 43-101 Technical Report

FIRST MAJESTIC SILVER CORP. (the "Company" or “First Majestic”) is pleased to provide an updated NI 43-101 Technical Report including Mineral Reserve and Resource estimates for the La Encantada Silver Mine located in the State of Coahuila, Mexico. First Majestic is reporting Mineral Resources inclusive of Mineral Reserves; readers are cautioned of this change since the Company had previously reported La Encantada’s Mineral Resources exclusive of Mineral Reserves in its previous Technical Report. The silver price used for reserve estimates was reduced to $17.50/oz, or 12.5% lower compared to the previous estimate of $20.00/oz. All amounts are in U.S. dollars unless stated otherwise.

REPORTED HIGHLIGHTS

•	Proven and Probable Reserves totalling 6.7 million tonnes containing 30.6 million ounces of silver with an average silver grade of 143 g/t, including 1.5 million tonnes containing 10.1 million ounces of silver with an average silver grade of 214 g/t
•	Measured and Indicated Resources of 6.1 million tonnes containing 31.4 million ounces of silver
•	Inferred Resources totalling 0.9 million tonnes containing 7.2 million ounces of silver
•	Life of Mine (LOM) of 8.5 years assuming tailings reprocessing with roaster, with a Net Present Value of $28.6 million based on a 5% discount rate.
•	Increase of silver recoveries in tailings from 15% to 70% using roasting
•	Additional exploration potential around Ojuelas deposit and skarn dome

Keith Neumeyer, CEO and President, states: “It’s great to see that despite our production of over 23 million ounces of silver since our last 43-101 report seven years ago, reserve and resources have held up very well. The potential at La Encantada for discovery and development of additional ounces is high, however, as a result of reduced budgets in this low metal price environment, exploration and development are two of the areas of the business that have been most critically affected. As the environment improves in the coming years, the Company’s intention is to increase investment in these areas in order to improve grades and Life of Mine.”

The La Encantada Silver Mine, located in northern Mexico in the State of Coahuila, consists of 22 mining concessions covering 4,076 hectares (10,072 acres). La Encantada is an underground silver mine comprised of two processing facilities, 180 houses for accommodation of employees, offices, warehouses, a recreational club, restaurants, guest houses, three schools, a church, a hospital, water wells and an airstrip.

Since its prior Technical Report cut-off date of October 1, 2008, to the effective cut-off date of December 31, 2015 used for the Mineral Reserves and Resource estimates, First Majestic has led several exploration programs at La Encantada which has generated 89,426 metres of diamond drilling over a total of 591 holes. Underground drilling consisted of 68,371 metres in 469 holes in addition to 21,056 metres of surface drilling in 122 holes. The most important underground areas drilled over this period of time include the NE-trending system of veins (Buenos Aires, Azul y Oro, 990, 990-2, El Regalo and San Francisco dike), the Milagros area (San Javier breccia, Milagros breccia and Milagros intrusion) and the recently discovered Ojuelas deposit and skarn dome.

The updated Mineral Resource and Mineral Reserve estimates for La Encantada are shown below and are classified in accordance with the CIM Definition Standards for Mineral Resources and Mineral Reserves (May 2014).

Proven and Probable Mineral Reserves, with an effective date of December 31, 2015

Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Proven (UG)	Oxides	251	247	-	247	1,991	1,991
Probable (UG)	Oxides	1,473	214	-	214	10,120	10,120
Probable (UG)	Oxides - Flotation	809	147	2.35	196	3,817	5,093
Probable (Tailings)	Oxides	4,138	110	-	110	14,633	14,633
Total Proven and Probable (UG)	Oxides + Tailings	6,670	143	0.29	148	30,561	31,837

(1) Mineral Reserves have been classified in accordance with the CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) Metal prices considered for Vein System and other Minor Deposits, San Javier and Milagros Breccias and Tailings Deposit was $17.50 USD/oz Ag, and for Ojuelas were $18.00 USD/oz Ag, $0.90 USD/lb Pb.

(3) Cut-off grade considered for the Veins System, other minor deposits and the San Javier and Milagros Breccias was 140 g/t Ag and is based on actual and estimated operating and sustaining costs.

(4) Cut-off considered for Ojuelas was a NSR $53.91/t and is based on estimated operating cost, sustaining costs and the production schedule ran in PCBC.

(5) Cut-off grade considered for Tailings Deposit No. 4 was 85 g/t Ag and is based on estimated operating cost and sustaining costs.

(6) Silver metallurgical recovery used was 58% for the Veins System, other minor deposits and the San Javier and Milagros Breccias.

(7) Metallurgical recovery used for Ojuelas was 67% for silver and 60% for lead.

(8) Metallurgical recovery used for Tailings Deposit No. 4 was 53% for silver.

(9) Metal payable used for the Veins System, other minor deposits, the San Javier and Milagros Breccias and Tailings Deposit No. 4 was 99.6%.

(10) Metal payable used for Ojuelas was 95% for silver and 95% for lead.

(11) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces.

(12) Totals may not add up due to rounding.

(13) Dilution for Veins System and other Minor deposits was estimated at 15%, dilution for San Javier and Milagros Breccias was estimated at 40%, dilution for Ojuelas was estimated at 20% and dilution for Tailing Deposit No. 4 was estimated at 3%.

(14) Mineral Reserves estimates for the Ojuelas area, the San Javier Breccia, Milagros Breccia, Vein Systems areas were prepared under supervision of Ramon Mendoza Reyes, PEng, QP Mining for First Majestic.

Measured and Indicated Mineral Resources, with an effective date of December 31, 2015

Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Measured (UG)	Oxides	283	267	-	267	2,433	2,433
Indicated (UG)	Oxides	854	299	-	299	8,198	8,198
Indicated (UG)	Oxides - Flotation	734	246	4.07	325	5,795	7,662
Indicated (Tailings)	Oxides	4,222	110	-	110	14,931	14,931
Total Measured and Indicated (UG)	Oxides + Tailings	6,093	160	0.49	170	31,357	33,224

Inferred Mineral Resources, with an effective date of December 31, 2015

Category	Mineral Type	k tonnes	Ag (g/t)	Pb (%)	Ag-Eq (g/t)	Ag (k Oz)	Ag-Eq (k Oz)

Inferred Ojuelas (UG)	Oxides	35	292	0.78	305	325	340
Inferred other deposits (UG)	Oxides	871	244	-	244	6,829	6,829
Inferred Total (UG)	Oxides	905	246	0.03	246	7,154	7,169

(1)	Mineral Resources have been classified in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”).
(2)	Metal prices considered for all deposits were $18.50 USD/oz Ag, with the exception of Ojuelas which used $18.00 USD/oz Ag and $0.95 USD/lb Pb.
(3)	Cut-off grade considered for the Veins System, other Minor Deposits, the San Javier and Milagros Breccias was 130 g/t Ag, cut-off grade for Ojuelas was 135 g/t Ag-Eq, and cutoff grade for Tailings Deposit No. 4 was 85 g/t Ag. Cut-off estimates are based on actual and budgeted operating and sustaining costs.

(4)	Metallurgical recovery of silver was assumed 58% for the Veins System, other Minor Deposits and the San Javier and Milagros Breccias.
(5)	Metallurgical recovery used for Ojuelas was 67% for silver and 60% for lead.
(6)	Metallurgical recovery of silver for Tailings Deposit No. 4 was assumed at 53%.
(7)	Metal payable used for the Veins System, other minor deposits, the San Javier and Milagros Breccias and Tailings Deposit No. 4 was 99.6%.
(8)	Metal payable used for Ojuelas was 95% for silver and 95% for lead.
(9)	Silver equivalent grade for Ojuelas is estimated as: Ag-Eq = Ag Grade + (Pb Grade x Pb Recovery x Pb Payable x Pb Price x 2204.62) / (Ag Recovery x Ag Payable x Ag Price / 31.1035).
(10)	Tonnage is expressed in thousands of tonnes, silver content in thousands of ounces and lead content in thousands of pounds.
(11)	Totals may not add up due to rounding.
(12)	Measured an Indicated Mineral Resources are reported inclusive or Mineral Reserves.
(13)	Mineral Resources estimates for the San Javier Breccia, Milagros Breccia, Vein Systems areas and Tailings Deposit No. 4 were prepared under supervision of Jesus M. Velador Beltran, QP Geology for First Majestic and estimates for the Ojuelas area were prepared under supervision of Peter Oshust, P.Geo. of Amec Foster Wheeler.

The updated Mineral Reserve and Resource estimate consists of 30.6 million ounces of silver in the Proven and Probable Reserve category, representing a 9% increase primarily due to the upgrading of tailings to reserves, offset by annual depletion and the lower silver price assumption; 31.4 million ounces of silver in Measured and Indicated Resources, representing a decrease of 15% from the previous estimate; plus 7.2 million silver ounces in Inferred Resources representing a 23% decrease from the previous estimate due to the upgrading of the tailings resource to reserves. There is further upside potential for total ounces assuming exploration success and conversion of the Inferred Resource to Measured and Indicated Resources or Proven and Probable Reserves through additional drilling and development.

IMPROVING RECOVERIES WITH ROASTING

Since 2012, the Company has evaluated numerous technologies and milling procedures to improve metallurgical recoveries of the existing aboveground tailings. The Company began testing ore samples using an onsite 50 tpd roasting furnace in early 2013. Initial test results showed substantial improvements in silver recoveries, increasing from approximately 15% to 70%. However, due to the high cost of diesel used as the energy source for roasting, the Company deemed the project uneconomical and continued testing alternative heating sources. In 2015, an instrumented 25 tpd roasting pilot plant was built offsite to test the use of propane and results confirmed the improvement in silver recoveries, in addition, leaching times were reduced from 72 hours to less than 36 hours. The Company also began testing the use of coal, routinely used as a heating source in roasters in the cement industry in Mexico, as a source of low cost energy. Preliminary results indicate that the roasting project using coal is economical at current silver prices, allowing the Company to proceed with additional operational and economic studies as well as full-scale plant design. The estimated capital investment to construct a roasting plant and its satellite facilities would be approximately $8.8 million and take 12 months to bring into production. The Company is expected to make a construction decision, pending the results of the additional studies, by the end of 2016.

In addition to improving recoveries, there are a number of cost reduction initiatives being implemented at La Encantada to help offset the decrease in revenues due to lower silver prices including the migration of fuel for power generation, from diesel to liquid natural gas (LNG), optimization of the development layouts, and renegotiation of development and haulage contracts with suppliers. The newly constructed LNG facility has now passed its testing phase and is expected to be fully operational in April. The facility will supply 100% of the power requirement to the operation and the existing diesel generators will be put on care and maintenance. The Company expects to realize a 20% reduction in power costs as a result of the switch to LNG. Furthermore, the Company anticipates utilizing the same LNG technology at the Santa Elena mine in order to further reduce operating costs.

LIFE OF MINE

The 8.5 year life of mine (LOM) plan is based on an annual processing rate of 660,000 tonnes of plant feed consisting of mineralized material from underground reserves in the first four years and an annual rate of 660,000 tonnes of tailings to be roasted and reprocessed beginning in 2018. The estimated LOM represents a Net Present Value (NPV) of $28.6 million based on a 5% discount rate.

There are several aspects that could increase the LOM while maintaining current production levels, including the conversion of Inferred Resources into Proven and Probable Reserves (historic conversion factor has been approximately 50%), and production from areas not included in reserves. The La Encantada plant has a crushing and grinding capacity in excess of 990,000 tonnes per year and the operation has historically mined and processed at these higher production levels by including ore from outside of known reserves and resources which demonstrates not only the Company’s ability to identify and process undefined reserves but the exploration potential of this prolific region of Coahuila. Over the past three years, approximately 60% of the plant feed came from reserves with the difference coming from aboveground screened stockpiles and ore from undefined/unknown underground resources. In addition, exploration around the Ojuelas deposit and the skarn dome continue to show great potential to increase the volume and confidence classification of the resource.

RECOMMENDATIONS

The Company’s Qualified Persons are of the opinion that the La Encantada property has the potential for hosting additional resources at the skarn dome south of the Ojuelas deposit and around the known vein systems, San Javier and Milagros breccias. Additional step out drilling is recommended to be completed to explore the potential of massive sulphide replacements between the skarn dome and Ojuelas deposit. A previous drill intercept from hole EC-05, which ended while still encountering mineralization approximately 500 metres southwest of the Ojuelas deposit, intersected 1.7 metres averaging 244 g/t silver highlighting the potential to build additional resources in this prolific area.

Mr. Ramon Mendoza Reyes, Vice President Technical Services for First Majestic, is a "qualified person" as such term is defined under National Instrument 43-101, and has reviewed and approved the technical information disclosed in this news release.

First Majestic is a mining company focused on silver production in México and is aggressively pursuing the development of its existing mineral property assets and the pursuit through acquisition of additional mineral assets which contribute to the Company achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.